April 9, 2019

VIA EDGAR

Ms. Alison White

Mr. Jeffrey Long

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Six Circles Trust
Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A filed on November 29, 2018 (File Nos. 333-225588, 811-23325) (the “Registration Statement”)

Dear Ms. White and Mr. Long:

On behalf of Six Circles Trust (the “Registrant”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement. The Staff’s comments were conveyed to the Registrant telephonically on November 30, 2018 and December 4, 2018. We have set forth below the Staff’s comments and the Registrant’s responses thereto. Where revisions to the Registration Statement are referenced in the Registrant’s responses, such revisions have been included in Post-Effective Amendment No. 8 to the Registration Statement (the “Amendment”), which the Registrant intends to file on or about the date hereof.

1.	Please include the ticker symbol for both funds on EDGAR.

Response: We have updated EDGAR to include the ticker symbol for both funds.

2.

Please update footnote 1 to the Annual Fund Operating Expenses table for both funds, regarding the contractual management fee waiver, to include disclosure of who can terminate the waiver and under what circumstances.

Response: The Registration Statement has been revised accordingly.

3.	Please file the consent of the auditor and the consent and opinion and of counsel as exhibits to the Registration Statement.

Response: The Registrant confirms that the opinion of counsel to the funds will be filed as an exhibit to the Amendment. The Registrant further confirms that a consent of the auditor is not required for this Registration Statement, as no financial statements are included or incorporated by reference for either fund.

4.

Please explain whether footnote 2 in the Annual Fund Operating Expenses table, regarding the Adviser’s agreement to reimburse fund expenses in excess of the specified expense cap, should be included, as it seems unlikely that the cap will be exceeded in the current year.

Response: The Registrant believes that footnote 2 should be included in the Annual Fund

Operating Expenses table, as there is a contractual agreement in place to reimburse expenses to the extent they exceed the specified expense cap for at least one year. The Registrant notes that, while it does not currently expect the expense caps to be exceeded in the current year, it is possible that they could be in certain situations, such as in the event of a large outflow of fund assets. As such, the Registrant believes that it is important that fund investors understand the expense limitation arrangements that the funds have in place with the Adviser.

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland

cc:	Abby L. Ingber, J.P. Morgan Private Investments Inc.
Nora M. Jordan, Davis Polk & Wardwell LLP